   As filed with the Securities and Exchange Commission on February 9, 2001
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               ________________
                                 SCHEDULE TO/A
                                (Rule 14d-100)
     TENDER OFFER STATEMENT UNDER SECTION 14 (d) (1) OR SECTION 13 (e) (1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)
                               _________________

                            TELOCITY DELAWARE, INC.

                      (Name Of Subject Company (Issuer))

                            DIRECTV BROADBAND INC.
                         a wholly owned subsidiary of
                        HUGHES ELECTRONICS CORPORATION

                                      and
                        HUGHES ELECTRONICS CORPORATION
                     (Names Of Filing Persons (Offerors))
                               _________________

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title Of Class Of Securities)

                                  87971D 10 3
                     (Cusip Number Of Class Of Securities)
                               _________________

                                LARRY D. HUNTER
                                VICE PRESIDENT
                        HUGHES ELECTRONICS CORPORATION
                          200 N. SEPULVEDA BOULEVARD
                         EL SEGUNDO, CALIFORNIA  90245
                                (310) 662-9688

          (Name, Address And Telephone Number Of Person Authorized To
        Receive Notice And Communications On Behalf Of Filing Persons)
                               _________________
                                  COPIES TO:
                               GARY OLSON, ESQ.
                               LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                        LOS ANGELES, CALIFORNIA  90071
                                (213) 485-1234

                           CALCULATION OF FILING FEE

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                Transaction Valuation*                                    Amount of Filing Fee**
-------------------------------------------------------  ---------------------------------------------------------
                      176,829,116                                               $35,367
------------------------------------------------------------------------------------------------------------------

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*   Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 81,356,495 outstanding shares of common stock of Telocity Delaware, Inc. at a purchase price of $2.15 per share. The transaction value also includes (a) the offer price of $2.15 per share less $1.41 per share (which is the weighted average exercise price per share of outstanding options which have an exercise price below $2.15) multiplied by 352,753 (which is the number of outstanding options which have an exercise price below $2.15); (b) the offer price of $2.15 per share less $1.75 (which is the expected per share purchase price of shares to be purchasable under the employee stock purchase plan of Telocity Delaware, Inc., based on the closing stock price of Telocity Delaware, Inc. on January 30, 2001, $2.06) multiplied by 80,000 (which is the expected number of shares to be purchasable under the employee stock purchase plan of Telocity Delaware, Inc.); and (c) the offer price of $2.15 per share less $.087 (which is the weighted average exercise price per share of outstanding warrants which have an exercise price below $2.15) multiplied by 785,018 (which is the number of outstanding warrants which have an exercise price below $2.15). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

**  This amount was paid on February 1, 2001.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filings.


-------------------------------------------------------------------------------
Amount Previously Paid:_____________________    Filing Party:_________________
Form or Registration No.:___________________    Date Filed:___________________

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

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction to Rule 13a-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on February 1, 2001 (the "Schedule TO") by DIRECTV Broadband Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hughes Electronics Corporation, a Delaware corporation, relating to the Purchaser's offer to purchase all of the outstanding shares of common stock of Telocity Delaware, Inc. (the "Company"), par value $.001 per share (the "Shares"), at $2.15 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and
(a)(2) to the Schedule TO (which are herein collectively referred to as the "Offer"). The information set forth in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.  Additional Information.

     On February 8, 2001, Hughes Electronics Corporation and the Company issued a joint press release, a copy of which is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

Item 12.  Exhibits.

          Item 12 is hereby amended to add the following:

                (a)(11) Press Release issued jointly by Hughes Electronics Corporation and the Company on February 8, 2001.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              DIRECTV Broadband Inc.

                              By:   /s/ Janet Williamson
                              Name:    Janet Williamson
                              Title:   Corporate Secretary


                              Hughes Electronics Corporation

                              By:   /s/ Janet Williamson
                              Name:   Janet Williamson
                              Title:   Corporate Secretary


Dated: February 9, 2001


                                      S-1
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                                 EXHIBIT INDEX

Exhibit No.  Exhibit Name

(a)(11) Press Release issued jointly by Hughes Electronics Corporation and the Company on February 8, 2001.

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